Human BioSystems

1127 Harker Avenue

Palo Alto, California 94301

January 27, 2009

U.S. Securities & Exchange Commission

Office of Small Business

450 Fifth Street NW

Washington, D.C. 20549

Re:	Human BioSystems, Inc. (the “Company”)
File No. 333-156706

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-156706 at 4:00 P.M. on January 30, 2009 or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUMAN BIOSYSTEMS, INC.

By: /s/ Harry Masuda

Harry Masuda

Chief Executive Officer